UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

CALL NOTICE

Extraordinary General Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (the "Company") are hereby called to attend the Company’s Extraordinary General Meeting (the “EGM"), which will be held at 10:00 a.m., on October 1, 2020, at the Company's headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, in the Capital of the State of São Paulo, to resolve on the following items of the agenda:

(1)	deliberate and resolve on the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share and their implementation by the Company's management (the "Conversion");

(2)	resolve, as a result of the proposed Conversion, on the amendment and/or exclusion of article 4, caput and paragraphs, article 5, caput, article 7, caput and sole paragraph, article 9, caput and sole paragraph, article 10, caput and subsections (i), (ii) and (iii), and article 14, caput, of the Company's Bylaws; and

(3)	resolve on the amendment and restatement of the Company's Bylaws.

Pursuant to article 136, first paragraph, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law”), the effectiveness of the resolutions to be passed at the EGM shall be subject to ratification of certain matters by the Special Meeting of Preferred Shareholders (the “AGESP”), to be held, on the first call, on the same date, at 12:00 noon, as per the Call Notice for the AGESP disclosed on the date hereof.

The Company reports that it will adopt the remote voting system for the EGM and that, therefore, on the date hereof, the distance voting ballot will be made available to the Shareholders as established in CVM Instruction No. 481/09, as amended ("ICVM 481").

GENERAL INSTRUCTIONS:

(i)	In accordance with article 12 of the Company's Bylaws:

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

•	Only shareholders whose shares are registered in their name in the records of the bookkeeping institution at least seventy-two (72) hours before the date scheduled for the EGM may take part in and vote at the EGM; and
•	Shareholders must also submit, at least seventy-two (72) hours in advance of the date scheduled for the EGM, a physical copy of the updated statement containing the respective shareholding, issued by the custodian body, in accordance with the terms of the Manual for the EGM.

(ii)	Participation by the shareholders may be in person, or by proxy/legal representative duly appointed, or by means of a distance voting ballot, and detailed guidelines on the documentation required in each case are mentioned in the Manual for the EGM disclosed on the date hereof:

•	In Person: Should a shareholder choose to attend the EGM in person, he must attend the EGM with a document proving his identity (ID card and CPF);
•	By Legal Representative/Proxy: In order to speed up and increase the efficiency of the EGM, pursuant to the provisions of article 12, second paragraph of the Bylaws, the Company requests that the shareholders who intend to be represented at the EGM by means of a duly appointed legal representative/proxy, deposit the power-of-attorney/proxy instruments and documentation described in the Manual for the EGM at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, Cidade Monções, in the Capital of the State of São Paulo, CEP 04571-936, to the attention of the Investor Relations Office on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., at least seventy-two (72) hours prior to the date scheduled for the EGM; and
•	Distance Voting Ballot: If the shareholder chooses to exercise its voting right remotely, pursuant to ICVM 481, it may send the distance voting ballot through its respective custody agent, the Company's bookkeeping institution (Banco Bradesco S.A.) or directly to the Company, according to the guidelines set forth in the Manual for the EGM and the distance voting ballot. Due to the COVID-19 pandemic, the Company recommends that its shareholders cast their votes for the EGM using the distance voting ballot, to be sent through the options indicated above, avoiding attending the EGM in person. In any event, the Company clarifies that during the EGM it will adopt the necessary health prevention measures. The Company further informs that in case of worsening of the COVID-19 pandemic, the EGM may be converted into an exclusively digital meeting, pursuant to ICVM 481. In this case, the Company will resubmit the documents related to the EGM, therein informing the shareholders of the means for participation and related procedures.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

(iii)	All documents related to the Agenda for the EGM are available to the shareholders at the Company's headquarters, and may also be analyzed at the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the Company (www.telefonica.com.br/ri), in accordance with the provisions of the Brazilian Corporations Law and ICVM 481.

São Paulo, August 13, 2020.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 13, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director